                                                                    Exhibit 12.1

                          DQE, Inc. and Subsidiaries

               Calculation of Ratio of Earnings to Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                             (Thousands of Dollars)

                                                             Year Ended December 31,
                                                             -----------------------

                                               1997       1996         1995        1994       1993
                                               ----       ----         ----        ----       ----
FIXED CHARGES:
 Interest on long-term debt                $ 87,420   $ 88,478     $ 95,391    $101,027   $108,479
 Other interest                              13,823     10,926        7,033       4,050      2,718
 Portion of lease payments representing
   an interest factor                        44,208     44,357       44,386      44,839     45,925
 Dividend requirement                        21,649     14,385        7,374       9,355     14,368
                                           --------   --------     --------    --------   --------
       Total Fixed Charges                 $167,100   $158,146     $154,184    $159,271   $171,490
                                           --------   --------     --------    --------   --------

EARNINGS:
 Income from continuing operations         $199,101   $179,138     $170,563    $156,816   $141,407
 Income taxes                                95,805*    87,388*      96,661*     92,973*    79,822*
 Fixed charges as above                     167,100    158,146      154,184     159,271    171,490
                                           --------   --------      --------   --------   --------
       Total Earnings                      $462,006   $424,672     $421,408    $409,060   $392,719
                                           --------   --------     --------    --------   --------

RATIO OF EARNINGS TO FIXED CHARGES             2.76       2.69         2.73        2.57       2.29
                                               ====       ====         ====        ====       ====

       The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.7 million for the twelve months ended December 31, 1997, has been excluded from the ratio.

*Earnings related to income taxes reflect a $17.0 million, $12.0 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.87, 2.76, 2.82, 2.65 and 2.35 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.